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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated January 22, 2004
(Commission File No. 1-15024)

Novartis AG
(Name of Registrant)

Lichtstrasse 35
4056 Basel
Switzerland
(Address of Principal Executive Offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒    Form 40-F: ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐    No: ☒

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐    No: ☒

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐    No: ☒

Enclosures:

Investor Relations	Novartis International AG CH-4002 Basel Switzerland
Novartis Corporation 608 Fifth Avenue New York, NY 10020 USA

- Investor Relations Release -

New share repurchase program at Novartis

23% rise in free cash flow in 2003, on top of strong liquidity, prompts buy-back for up to CHF 3 billion

        Basel, 22 January 2004—Novartis AG announced today that its Board of Directors will propose a new share repurchase program for up to CHF 3 billion to the shareholders at their forthcoming Annual General Meeting (AGM). The Board will also propose reducing Novartis' share capital by the amounts repurchased each year, starting in 2005.

        "Our strong full-year performance generated record levels of net income and a 23% increase in free cash flow. We are continuing our policy of using up to half the free cash flow not reserved for acquisitions to repurchase shares, and thus to return surplus liquidity to our shareowners", said Daniel Vasella, Chairman and CEO of Novartis. "The share buyback still enables us to maintain a high degree of strategic flexibility and financial muscle to capture attractive opportunities, when they arise," he added.

        Novartis completed similar programs in 1999 and 2001, both for CHF 4 billion. A third, also for a total of CHF 4 billion, was initiated in July 2002 and is still ongoing. By the end of 2003, approximately 24 million shares for a total of CHF 2.7 billion had been repurchased and are to be cancelled subject to approval by the AGM on 24 February 2004.

        Once approved by the AGM, the new program will start after the ongoing one has been completed. Shares will be repurchased over an unspecified period via a second trading line on virt-x. The program will apply exclusively to Novartis shares listed on the SWX Swiss Exchange and not to Novartis American Depositary Shares (ADSs) traded on the New York Stock Exchange.

        Novartis AG (NYSE: NVS) is a world leader in pharmaceuticals and consumer health. In 2003, the Group's businesses achieved sales of USD 24.9 billion and a net income of USD 5.0 billion. The Group invested approximately USD 3.8 billion in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ about 78 500 people and operate in over 140 countries around the world. For further information please consult http://www.novartis.com.

        This release contains certain "forward-looking statements", relating to the Group's business, which can be identified by the use of forward-looking terminology such as "will", "are to be", or similar expressions, or by express or implied statements regarding future cash flow, amounts of shares to be bought back under the program described above, or potential acquisitions. Such statements reflect the current views of the Group with respect to this share repurchase program and are subject to certain risks, uncertainties and assumptions. There can be no guarantee that Novartis will achieve any particular level of cash flow in the future, or that Novartis will repurchase any particular amount of shares under the program described above. Neither can there be any guarantees regarding the existence or non-existence of major acquisitions in the future. Many factors could cause Novartis' actual performance, and the actual performance of the share repurchase program to be materially different from any future results, performances or achievements that may be expressed or implied by such forward-looking statements. In particular, subsequent events may limit the amount of capital available for such repurchases, or could otherwise make the repurchase program and the intended reduction of share capital unattractive. Other factors are discussed in the Group's Form 20-F filed with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected.

        The following applies, among others, to the United States of America and to US persons:

        This offer is not made in the United States of America and to US persons and may be accepted only by non-US persons and BY PERSONS outside the United States. Offering materials with respect to this offer may not be distributed in or sent to the United States and may not be used for the purpose of solicitation of an offer to purchase or sell any securities in the United States.

# # #

Novartis Global Investor Relations	Novartis North America Investor Relations
Karen J. Huebscher, Ph.D. +41 61 324 84 33 karen.huebscher@group.novartis.com
Nafida Bendali +41 61 324 35 14 nafida.bendali@group.novartis.com	Kamran Tavangar, Ph.D. +1 212 830 24 33 kamran.tavangar@group.novartis.com
Katharina Furrer +41 61 324 53 16 katharina.furrer@group.novartis.com	John Menditto +1 212 830 24 44 john.menditto@group.novartis.com
Sean Wells +41 324 33 34 sean.wells@group.novartis.com	Sabine Moravi +1 212 830 24 56 sabine.moravi@group.novartis.com
Silke Zentner +41 61 324 86 12 silke.zentner@group.novartis.com	Jill Pozarek +1 212 830 24 45 jill.pozarek@group.novartis.com
Fax: +41 61 324 84 44 www.novartis.com	Fax: +1 212 830 24 05 www.novartis.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG
Date: January 22, 2004	By:	/s/ MALCOLM B. CHEETHAM
	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial Reporting and Accounting

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Investor Relations Release
SIGNATURES